Exhibit 99.5

Message from John Reed—Sanofi to acquire Synthorx

December 9th, 2019

Dear Colleagues,

Today we announced Sanofi’s plans to acquire Synthorx, a clinical-stage biotechnology company focused on prolonging and improving the lives of people with cancer and autoimmune disorders. Both the company’s pipeline and their platform technology are attractive to us. See the press release here.

Synthorx is a clinical-stage biotechnology company focused on prolonging and improving the lives of people with cancer and autoimmune disorders. Synthorx’s proprietary, first-of-its-kind Expanded Genetic Alphabet platform technology expands the genetic code by adding a new DNA base pair and is designed to create optimized biologics, referred to as Synthorins. A Synthorin in a protein optimized through incorporation of novel amino acids encoded by the new DNA base pair that enables site-specific modifications, which enhance the pharmacological properties of these therapeutics.

The genetic codon extension technology is currently operationalized for bacterial production of recombinant proteins, though we have long-term aspirations to adapt the technology also for mammalian cell bioproduction. Synthorx currently relies on external contract manufacturing organizations (CMOs) for GMP protein production. We therefore anticipate eventually moving CMC and manufacturing to our Frankfurt site, which is well established for microbial fermentation bioproduction methods. Also, because Nanobodies® are readily produced in microorganisms, we envision a plethora for opportunities to marry Synthorx’s technology with our Nanobody platform at the Ghent site. Accordingly, we are eager to pursue several site-specific conjugations of small molecules, peptides, and proteins using “Click” chemistry-like methodologies.

With respect to the Synthorx pipeline, the company’s lead immuno-oncology (IO) product candidate, THOR-707, is a variant of interleukin-2 (IL-2) that is undergoing clinical testing in multiple solid tumor types as a single agent and in combination with immune checkpoint inhibitors (anti-PD-1). It has the potential to become the best-in-class IL-2 therapeutic for the treatment of a wide variety of malignancies. In early development, THOR-707 showed prolonged pharmacology with a three week dosing schedule, was devoid of anti-drug antibody (ADA) reactions, displayed a well-tolerated safety profile, and produced striking expansion of tumor-fighting effector T-cells (CD8+) and Natural Killer (NK) cells in advanced cancer patients without causing elevations in immunosuppressive regulatory T-cells (CD4+) or eosinophils. We envision broad utility for THOR-707 as a combination partner for multiple molecules in Sanofi’s oncology pipeline, including cemiplimab (Libtayo), isatuximab (Sarclisa), and essentially all of our IO molecules that are earlier in their development journeys.

The Synthorx pipeline also contains preclinical assets that could be ready for development in approximately one to two years, including engineered versions of IL-10 and IL-15 for oncology as well as a version of IL-2 engineered for autoimmune diseases that selectively expands immunosuppressive Treg cells in preclinical species.

We anticipate that Synthorx’s novel and powerful discovery platform will have significant synergies with our drug discovery platforms at Sanofi, enabling the discovery of transformative medicines for oncology, immunology, and eventually other indications.

Today marks the first step in this process. Until the deal is completed (which we expect to occur in the first quarter of 2020, subject to conditions, such as antitrust clearance and other customary requirements), Synthorx will continue to operate as a separate company.

Please join me in welcoming the Synthorx colleagues to the Sanofi family, as we learn how to work together towards the shared aspiration of leading new frontiers in drug discovery science that improve and extend the lives of patients with debilitating and life-threatening diseases.

Best Regards,

John Reed

Global Head of Research & Development

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Additional Information and Where to Find It

The tender offer for the outstanding shares of Synthorx common stock (“Synthorx”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Synthorx, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and thereafter Synthorx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SYNTHORX ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SYNTHORX STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Synthorx at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.

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